NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS NOVEMBER DISTRIBUTION AND RELEASES THIRD

QUARTER 2008 FINANCIAL AND OPERATING RESULTS

Calgary, AB – November 7, 2008 (TSX – PMT.UN) - Paramount Energy Trust (“PET" or the “Trust”) is pleased to release its financial and operating results for the three and nine months ended September 30, 2008. Strong production levels and robust natural gas prices led to exceptional quarterly funds flows for the Trust.

PET is also pleased to confirm that its distribution to be paid on December 15, 2008 in respect of income received by PET for the month of November 2008, for Unitholders of record on November 28, 2008, will be $0.10 per Trust Unit. The ex-distribution date is November 26, 2008. The November distribution brings cumulative distributions paid in 2008 to $1.10 per Trust Unit and distributions paid since the inception of the Trust in February 2003 to $13.024 per Trust Unit. The Trust also confirms that there will continue to be no Trust Units available under its Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP") for the Trust’s November distribution payable on December 15, 2008 and until further notice. Unitholders that had elected to participate in the DRIP in the past and were currently enrolled will receive cash distributions on the payment date. Should the Trust elect to reinstate the DRIP, Unitholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP. PET’s distribution policy remains unchanged.

Third Quarter Summary

•

Production averaged 183.7 MMcfe/d, as compared to 193.1 MMcfe/d in the third quarter of 2007. PET’s 2008 capital expenditure programs have added approximately 29 MMcfe/d of new production, limiting the natural production decline on the Trust’s asset base to four percent year over year, excluding the disposition of approximately 2 MMcfe/d of working and royalty interest production in 2008.

•

Realized natural gas prices increased 55 percent to $8.78 per Mcfe for the three months ended September 30, 2008 as compared to $5.66 per Mcfe for the comparative quarter in 2007, driven by a significant increase in AECO gas prices from quarter to quarter.

•

Funds flow increased 85 percent to $76.4 million ($0.68 per Trust Unit) for the three months ended September 30, 2008 from $41.2 million ($0.38 per Trust Unit) for the third quarter of 2007 due to higher realized prices, partially offset by an increase in the Trust’s royalty rate and higher operating costs. Funds flow netbacks for the quarter increased 94 percent to $4.52 per Mcfe/d from $2.33 per Mcfe/d in the third quarter of 2007.

•

Distributions payable for the third quarter of 2008 totaled $0.30 per Trust Unit, comprised of $0.10 per Trust Unit paid on August 15, September 15 and October 15, representing a payout ratio of 44.0 percent of funds flow. PET applied excess funds flows to outstanding bank debt during the quarter, resulting in a $24.1 million reduction in net bank debt from $310.8 million at June 30, 2008 to $286.7 million at September 30, 2008.

•

PET’s record net earnings of $180.8 million for the third quarter of 2008 were due primarily to strong funds flows and an unrealized gain on financial instruments of $168.9 million, related to an increase in fair value of the Trust’s natural gas hedging contracts during the period. PET’s current hedging position provides a degree of predictability to forward cash flows in a highly uncertain economic climate.

•

Exploration and development expenditures of $18.1 million for the third quarter were focused on the Southern district, where 25 gross (20.5 net) wells were drilled with a 100 percent success rate. In addition, the Trust invested in $16.9 million of undeveloped land purchases for the period, focused primarily on the acquisition of several large parcels of exploratory acreage in west central Alberta. This area is outside of the Trust’s current core asset base and offers a number of high impact natural gas drilling opportunities to counterbalance the low exposure, predictable production profiles characteristic of PET’s existing assets. PET has budgeted for additional 2008 exploration and development capital spending and land purchases of approximately $30 million over the final quarter of 2008.

•

The Trust continued to strengthen its balance sheet during the quarter, reducing net debt, including convertible debentures by $24 million to $523 million at September 30, 2008 or 1.7 times annualized third quarter funds flow. Funds flow in excess of distributions and capital expenditures of $6 million, proceeds from the Trust’s distribution reinvestment plan of $8 million and non-core property dispositions (net of minor acquisitions) of $10 million contributed to the decrease.

Subsequent Events

•

In November 2008, PET closed the disposition of approximately 0.6 MMcf/d of shut-in gas over bitumen deemed production for proceeds of $5.7 million. To date in 2008, non-core dispositions total $24.4 million.

•

In response to a substantial decrease in the trading price of the Trust’s securities, PET announced on October 17, 2008 the suspension of the DRIP plan and instituted normal course issuer bids to repurchase its outstanding Trust Units and convertible debentures (the “Bids”). As of November 4, PET has not repurchased any securities under the Bids.

•

The Board of Directors has approved the Trust’s operating and capital budget for 2009. PET is budgeting for a base capital expenditure program of $113 million for 2009 and expects to spend $60 million in the first quarter. The remaining $53 million is planned to begin after break-up and continue through the second half of the year. PET has also initiated the pre-planning work required to execute an additional $25 million of capital spending in the second half of 2009 should natural gas prices and other factors support an expanded capital program. Incorporating the anticipated results from the approved capital budget program, PET expects natural gas production of 175 to 180 MMcfe/d and  operating costs of $1.80 to $1 85 per Mcfe of production for the upcoming fiscal year. Based on the current forecast for natural gas prices incorporating the Trust’s forward sales contracts, PET forecasts that the 2009 capital program and distributions will be funded entirely through 2009 funds flow.

Outlook and Sensitivities

While natural gas prices at both AECO and NYMEX trading hubs trended progressively lower over the third quarter of 2008, the recent strength of the US dollar relative to the Canadian dollar has leveled off this trend for Canadian gas prices at AECO. At current AECO prices of $6.50 per GJ for the fourth quarter of 2008, the Trust’s current monthly distribution level is sustainable through this period. PET’s sensitivity analysis for the fourth quarter of 2008 is included in management’s discussion and analysis for the three and nine months ended September 30, 2008.

As at November 7, 2008, the current forward market for natural gas for 2009 was $7.37 per GJ at AECO. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit for 2009 at certain AECO natural gas price levels and incorporating the Trust’s current financial hedges and physical forward sales contracts as well as production additions forecast from PET’s $113 million capital budget.

	Average AECO Monthly Index Gas Price - 2009 ($/GJ)
Funds flow sensitivity analysis	$5.00	$6.00	$7.00	$8.00	$9.00
Oil and natural gas production (MMcfe/d)	178	178	178	178	178
Realized gas price (1) ($/Mcfe)	6.52	7.23	7.95	8.67	9.39
Funds flow (2) ($million)	172	210	243	276	306
Funds flow (2) ($million/month)	14.3	17.5	20.2	23.0	25.5
Per Trust Unit ($/Unit/month)	0.127	0.155	0.178	0.203	0.225
Payout ratio (2) (%)	79	65	56	49	44
Ending net bank debt ($million)	373	334	302	268	238
Ending net total debt ($million)	602	563	531	497	467
Ending net total debt to funds flow ratio (3) (times)	3.5	2.7	2.2	1.8	1.5

(1)

PET’s weighted average forward price on an average of 59,800 GJ/d for 2009 is $8.49 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net total debt (including convertible debentures) divided by estimated 2009 annual funds flow.

The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment. PET reviews distributions on a monthly basis. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended September 30			Nine Months Ended September 30
($Cdn thousands except volume and per Trust Unit amounts)	2008	2007	% Change	2008	2007	% Change
Financial
Revenue, including realized gains and losses on financial instruments	148,328	100,617	47	424,538	338,662	25
Funds flow (1)	76,380	41,212	85	213,921	179,478	19
Per Trust Unit (2)	0.68	0.38	79	1.93	1.90	2
Net earnings (loss)	180,796	5,246	3,446	39,771	(24,797)	260
Per Trust Unit (2)	1.62	0.05	3,140	0.36	(0.26)	238
Distributions	33,584	32,448	4	100,036	113,073	(12)
Per Trust Unit (3)	0.30	0.30	0	0.90	1.20	(25)
Payout ratio (%) (1)	44.0	79.0	(44)	46.8	63.0	(26)
Total assets	1,158,996	1,266,380	(8)	1,158,996	1,266,380	(8)
Net bank and other debt outstanding (4)	286,708	382,378	(25)	286,708	382,378	(25)
Convertible debentures, at principal amount	236,034	236,109	-	236,034	236,109	-
Total net debt (4)	522,742	618,487	(15)	522,742	618,487	(15)
Unitholders’ equity	295,681	364,259	(19)	295,681	364,259	(19)
Capital expenditures
Exploration and development and undeveloped land purchases	34,979	12,101	189	97,762	97,688	-
Acquisitions, net of dispositions	(9,733)	(789)	(1,134)	(16,371)	451,908	(104)
Asset retirement and other	919	893	3	4,251	3,148	35
Net capital expenditures	26,165	12,205	114	85,642	552,744	(85))
Trust Units outstanding (thousands)
End of period	112,396	108,473	4	112,396	108,473	4
Weighted average	111,783	108,008	3	111,005	94,431	18
Incentive Rights outstanding	7,205	4,292	68	7,205	4,292	68
Trust Units outstanding at November 6, 2008	112,918			112,918
Operating
Production
Total natural gas (Bcfe) (7)	16.9	17.8	(5)	50.6	44.6	13
Daily average natural gas (MMcfe/d) (7)	183.7	193.1	(5)	185.3	163.5	13
Gas over bitumen deemed production (MMcf/d) (5)	19.0	20.2	(6)	19.6	19.9	(2)
Average daily (actual and deemed - MMcfe/d) (5)	202.7	213.3	(5)	204.9	183.4	12
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.81	1.97	(8)	1.85	1.94	(5)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	8.93	5.44	64	8.64	6.55	32
Including financial hedging and physical forward sales (6)	8.78	5.66	55	8.39	7.59	11
Land (thousands of net acres)
Undeveloped land holdings	1,967	1,843	7	1,967	1,843	7
Drilling (wells drilled gross/net)
Gas	25/20.5	24/19.5	4/5	67/51.8	106/84.9	(37)/(39)
Dry	-/-	-/-	-/-	2/1.6	7/6.2	(71)/(74)
Total	25/20.5	24/19.5	4/5	69/53.4	113/91.1	(39)/(41)
Success rate (%)	100/100	100/100	-/-	97/97	94/93	3/4

(1)

These are Non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Based on Trust Units outstanding at each distribution date.

(4)

Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities and the current portion of convertible debentures. Total net debt includes convertible debentures measured at principal amount. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(7)

Production amounts are based on the Trust’s interest before royalties.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and nine months ended September 30, 2008 and 2007 can be obtained through the Trust’s website at http://www.paramountenergy.com/unitholder/regulatory_filings/ and SEDAR at www.sedar.com.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 9:30 a.m., Mountain Time, Monday November 10, 2008 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following      telephone numbers 10 minutes before the start time: Toronto and area – 1-416-695-6616; outside Toronto – 1-800-952-6845. For a replay of this call please dial: Toronto and area – 1-416-695-5800; outside Toronto – 1-800-408-3053, passcode 3274178# until Friday November 14, 2008. To participate in the live webcast please visit www.paramountenergy.com or http://events.onlinebroadcasting.com/pet/110708/index.php. The webcast will also be archived shortly following the presentation.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor